Exhibit 99.1
MAKEMYTRIP LIMITED ANNOUNCES STRONG FISCAL 2011 SECOND QUARTER RESULTS
Financial Highlights
•	Gross bookings(1) for Air ticketing and Hotels and packages combined increased by $51.2 million to $156.0 million, representing growth of 48.8% year over year.
•	Revenue increased by 40.5% year over year to $23.8 million. Revenue less service cost(2) increased by $3.8 million to $12.9 million, representing a growth of 41.5% year over year.
•	Net revenue margin(3) for Air ticketing was 7.4% and Hotels & packages net revenue margin was 11.9%.
•	Result from operating activities improved to $0.33 million, an increase of $0.15 million from the prior year’s fiscal second quarter. Adjusted operating profit(4) improved to $0.48 million versus $0.18 million in the prior year’s fiscal second quarter.
•	Loss for the period was $1.8 million, versus profit of $0.02 million in the prior year’s fiscal second quarter. Adjusted net income(5) was $0.58 million, representing an increase of $0.30 million from the prior year’s fiscal second quarter.
Gurgaon, India & New York, November 15, 2010 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its second fiscal quarter ended September 30, 2010. This is the company’s first post-IPO publicly announced quarter. MakeMyTrip Limited successfully completed its initial public offering on August 17, 2010. The company is listed on the NASDAQ Global Market under the symbol “MMYT”.
“Our strong operating results in the latest quarter were achieved through the recognition of MakeMyTrip as a superior brand that offers innovative travel products and excellent customer booking experience in India’s online travel market.” said Deep Kalra, Chairman and CEO of MakeMyTrip. “Additionally, our successful initial public offering now provides MakeMyTrip with the ability to keep growing by investing in technology and strategic acquisitions that will enhance customers’ experience and create long term shareholder value.”

	3 Months Ended	3 Months Ended	YoY
(in thousands except EPS)	September 30, 2009	September 30, 2010	Change

Financial Summary as per IFRS
Revenue	$16,964.4	$23,828.4	40.5%
Revenue Less Service Costs(2)	$9,095.4	$12,867.9	41.5%
Air Ticketing	$7,326.8	$10,280.7	40.3%
Hotels & Packages	$1,526.8	$2,060.2	34.9%
Other	$241.8	$527.1	118.0%
Results from Operating Activities	$178.4	$325.2	82.4%
Adjusted Operating Profit(4)	$178.4	$479.4	168.8%
Income (Loss) for the period	$19.1	$(1,795.7)
Adjusted Net Income (Loss)(5)	$282.1	$579.0	105.2%
Earning (Loss) per share	$0.001	$(0.07)
Adjusted Diluted Earning (Loss) per share(5)	$0.01	$0.02

Operating Metrics
Gross Bookings	$104,807.1	$155,988.0	48.8%
Air Ticketing	$94,208.8	$138,613.3	47.1%
Hotels & Packages	$10,598.3	$17,374.7	63.9%
Transactions
Air Ticketing	460.8	620.9	34.7%
Hotels & Packages	22.2	31.4	41.3%

(1)	Represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

(2)	Represents IFRS revenue after deducting service costs.

(3)	Revenue less service cost as a percentage of gross bookings.

(4)	Results from operating activities excluding employee share-based compensation costs.

(5)	Profit (loss) for the period excluding employee share-based compensation costs, one time IPO costs relating to listing of existing shares, interest expense on the liability portion of preference shares and changes in the fair market value of embedded derivatives in the preference shares.
Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (2) to (5) above. Reconciliations of non-IFRS financial measures to IFRS operating results are included at the end of this release.

Fiscal 2011 Second Quarter Financial Results
Revenue. We had revenue of $23.8 million in the quarter ended September 30, 2010, an increase of 40.5% over revenue of $17.0 million in the quarter ended September 30, 2009.
Air Ticketing. Revenue from our air ticketing business increased by 40.1% to $10.3 million in the quarter ended September 30, 2010 from $7.3 million in the quarter ended September 30, 2009. This was due to increase in gross bookings by 47.1% partially offset by reduction in net revenue margin from 7.8% in the quarter ended September 30, 2009 to 7.4% in the quarter ended September 30, 2010. Air ticketing net revenue margin in the quarter improved by 60 basis points from 6.8% in the previous quarter as our air bookings increased quarter to quarter, resulting from volume-related incentives from airlines, and increases in service fees and global distribution fees collected.
Hotels and Packages. Revenue from our hotels and packages business increased by 38.8% to $13.0 million in the quarter ended September 30, 2010 from $9.4 million in the quarter ended September 30, 2009. Our Revenue less service cost(2) increased by 34.9% to $2.1 million in the quarter ended September 30, 2010 from $1.5 million in the quarter ended September 30, 2009. This was due to increase in gross bookings by 63.9% partially offset by reduction in net revenue margin from 14.4% in the quarter ended September 30, 2009 to 11.9% in the quarter ended September 30, 2010 as net revenue margins normalized from levels experienced in fiscal 2010 when travel suppliers provided us favorable rates during the slowdown in India’s economy. Hotels & packages net revenue margins remained unchanged at 11.9% quarter to quarter.
Other Revenue. Our other revenue increased by 118.0% to $0.5 million in the quarter ended September 30, 2010 from $0.2 million in the quarter ended September 30, 2009, primarily due to increase in sale of rail tickets.
Total Revenue less Service Cost. Our total revenue less service cost increased by 41.5% to $12.9 million in the quarter ended September 30, 2010 from $9.1 million in the quarter ended September 30, 2009 as a result of a 40.3% increase in our air ticketing revenue less service cost, as well as a 34.9% increase in our hotels and packages revenue less service cost.
Personnel Expenses. Personnel expenses increased to $3.4 million in the quarter ended September 30, 2010 from $2.4 million in the quarter ended September 30, 2009, mainly as a result of annual wage increases and increases in average employee headcount year over year in the quarter ended September 30, 2010 as a result of overall increase in business and due to employee share-based compensation costs of $0.2 million in quarter ended September 30, 2010 as against $0 in quarter ended September 30, 2009.
Other Operating Expenses. Other operating expenses increased by 42.8% to $8.7 million in the quarter ended September 30, 2010 from $6.1 million in the quarter ended September 30, 2009, primarily as a result of increase in payment gateway charges, advertising and business promotion expenses and outsourcing fees in line with the growth in our business.
Results from Operating Activities. As a result of the foregoing factors, our results from operating activities improved to an income of $0.3 million in the quarter ended September 30, 2010 from an income of $0.2 million in the quarter ended September 30, 2009. Excluding the effects of our employee share-based compensation costs for both quarters ended September 30, 2010 and 2009, we would have recorded an operating profit of $0.5 million in the quarter ended September 30, 2010 and $0.2 million in the quarter ended September 30, 2009.
Finance Costs. Our finance costs increased to $2.5 million in quarter ended September 30, 2010 from $0.6 million in quarter ended September 30, 2009, primarily due to one-time initial public offering costs related to our listing of existing shares of $2.1 million in the current quarter, partially offset by decrease in foreign exchange loss due to strengthening of the Indian rupee versus US dollar.
Profit (Loss) for the period. As a result of the foregoing factors, including the effects of our employee share-based compensation costs and a one-time charge related to the listing of our existing shares in our initial public offering of $2.1 million in the current quarter, our loss for the quarter ended September 30, 2010 was $1.8 million as compared to a profit of $0.02 million in the quarter ended September 30, 2009. Excluding the effects of employee share-based compensation costs for both fiscal years 2010 and 2009, the one-time charge related to the listing of our existing shares in our initial public offering of $2.1 million in the current quarter, interest accrued on the liability portion of preference shares and changes in fair market value of embedded derivatives in the preference shares, we would have recorded a net profit of $0.6 million in the quarter ended September 30, 2010 and a net profit of $0.3 million in quarter ended September 30, 2009.
Earnings (loss) per share. Diluted loss per share was $0.07 for the quarter ended September 30, 2010 as compared to earnings per share of $0.001 in the corresponding quarter in the prior fiscal year. The loss in the current quarter was mainly as a result of interest accrued on the liability portion of preference shares, one time charges related to our initial public offering listing expenses of $2.1 million, employee share-based compensation costs as mentioned in the preceding paragraph and increase of 12.3 million shares primarily from conversion of all outstanding preferred shares prior to our initial public offering and share option exercise by certain selling shareholders at the time of the offering. Adjusted for these items, diluted earnings per share was $0.02 in the quarter ended September 30, 2010, compared to $0.01 in the quarter ended September 30, 2009.

Contingencies
During the year ended March 31, 2009, a general industry wide audit was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs (regulatory authority) on various travel agencies across India with regard to compliance with service tax rules and regulations by travel companies in India. Pursuant to the audit conducted by the service tax authorities, the company received a notice during the quarter ended September 30, 2010 relating to a demand of service tax on certain matters, some of which are industry-wide issues and involve complex interpretation of law. Based on legal advice received, the company believes that it has a strong case in its favor and is in the process of preparing an appropriate response to the notice issued by the service tax authorities. However, at present no reliable estimate can be made of the amount of the obligation, if any.
Fiscal Year 2011 Outlook
The company’s long term outlook is optimistic. MakeMyTrip expects fiscal year 2011’s revenue less service cost to be between $58 million and $61 million.
Deep Kalra, CEO and Founder, said “We believe MakeMyTrip is well positioned to capture the long term growth in travel services that comes with the growing Indian economy and its middle class. The expected roll out of broadband Internet services throughout the country will only continue to drive the popularity of e-commerce which will benefit online travel companies like MakeMyTrip for many years to come.”
Conference Call
MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended September 30, 2010 beginning at 10:00 a.m. EST on November 15, 2010. To participate, please dial 1-866-242-1388 from within the U.S. or +65-6722-6342 from any other country. Thereafter, callers will be prompted to enter the participant passcode 20831925. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.
A telephonic replay of the conference call will be available for one week by dialing 1-866-214-5335 in the U.S. or by dialing +61 2 8235 5000 from any other country and using passcode 20831925. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.
About Non-IFRS Financial Measures
As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
The company believes that Adjusted operating profit and Adjusted net income are useful in measuring the results of the company. The IFRS measures most directly comparable to Adjusted operating profit and Adjusted net income are Results from operating activities and Income (Loss) for the period, respectively. The company believes that adjustments to these IFRS measures, including employee stock compensation costs, interest accretion on preference stock, one-time expenses such as IPO listing fees and gain or loss in fair market value of the embedded options within preference stock, provide investors and analysts a more accurate representation of the company’s operating results.
Safe Harbor Statement
This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the company’s current expectations, assumptions, estimates and projections about the company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s prospectus dated August 11, 2010, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com
MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company and MakeMyTrip.com Inc. The company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 4,000 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.
For more details, please contact:
INVESTOR RELATIONS
Jonathan Huang
MakeMyTrip.com Inc.
+1 (646) 405-1311
jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at March 31, 2010	As at September 30, 2010
	(in USD)
Assets
Property, plant and equipment	3,748,180	3,870,429
Intangible assets	2,024,059	1,690,566
Trade and other receivables	413,488	464,064
Term deposits	1,295,489	1,517,576
Other non-current assets	124,126	115,505

Total non-current assets	7,605,342	7,658,140

Current tax assets	942,543	1,942,796
Trade and other receivables, net	12,036,039	13,679,800
Term deposits	13,175,915	14,800,805
Other current assets	7,532,087	10,814,327
Cash and cash equivalents	9,341,526	65,202,986

Total current assets	43,028,110	106,440,714

Total assets	50,633,452	114,098,854

Equity (Deficit)
Share capital	8,767	17,417
Share premium	11,356,522	110,381,639
Accumulated deficit	(42,510,416)	(43,029,888)
Share based payment reserve	7,061,910	4,712,101
Foreign currency translation reserve	(872,218)	(762,661)

Total equity (deficit) attributable to equity holders of the Company	(24,955,435)	71,318,608
Non-controlling interest	4,390	4,774

Total equity (deficit)	(24,951,045)	71,323,382

Liabilities
Loans and borrowings	132,103	175,173
Employee benefits	437,444	515,768
Deferred income	1,852,679	1,418,964
Derivatives	48,382	—
Other non-current liabilities	447,295	490,239

Total non-current liabilities	2,917,903	2,600,144

Bank overdraft	3,996,066	8,222,523
Loans and borrowings	40,834,795	64,106
Trade and other payables	26,467,047	29,869,233
Deferred income	814,516	905,687
Other current liabilities	554,170	1,113,779

Total current liabilities	72,666,594	40,175,328

Total liabilities	75,584,497	42,775,472

Total equity and liabilities	50,633,452	114,098,854

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the six months ended
	September 30		September 30
	2009	2010	2009	2010
	(in USD)
Revenue
Air ticketing	7,338,839	10,280,659	15,155,500	20,270,185
Hotels and packages	9,383,824	13,020,721	23,941,950	36,243,065
Other revenue	241,783	527,069	494,008	1,037,982

Total revenue	16,964,446	23,828,449	39,591,458	57,551,232

Service cost
Procurement cost of hotel and packages services	7,856,997	10,960,564	20,217,398	30,824,182
Purchase of air tickets coupon	12,023	—	771,503	—
Personnel expenses	2,419,140	3,357,443	11,194,050	6,813,045
Other operating expenses	6,115,025	8,731,378	12,111,601	17,426,625
Depreciation and amortization	382,896	453,815	747,417	902,815

Result from operating activities	178,365	325,249	(5,450,511)	1,584,565

Finance income	396,035	357,497	979,429	726,718
Finance costs	555,300	2,478,408	1,092,156	2,795,541

Net finance costs	(159,265)	(2,120,911)	(112,727)	(2,068,823)

Profit (Loss) before tax	19,100	(1,795,662)	(5,563,238)	(484,258)
Income tax expense	—	—	(3,385)	(1,209)

Profit (Loss) for the period	19,100	(1,795,662)	(5,566,623)	(485,467)

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	76,306	565,566	754,364	109,576
Defined benefit plan actuarial losses	—	(33,640)	—	(33,640)

Other comprehensive income (loss) for the period, net of tax	76,306	531,926	754,364	75,936

Total comprehensive income (loss) for the period	95,406	(1,263,736)	(4,812,259)	(409,531)

Profit (Loss) attributable to:
Owners of the Company	18,923	(1,795,736)	(5,565,910)	(485,837)
Non-controlling interest	177	74	(713)	370

Profit (Loss) for the period	19,100	(1,795,662)	(5,566,623)	(485,467)

Total comprehensive income (loss) attributable to:
Owners of the Company	95,235	(1,263,902)	(4,811,676)	(409,915)
Non-controlling interest	171	166	(583)	384

Total comprehensive income (loss) for the period	95,406	(1,263,736)	(4,812,259)	(409,531)

Earnings (Loss) per share
Basic	0.001	(0.07)	(0.32)	(0.02)
Diluted	0.001	(0.07)	(0.32)	(0.02)

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
					Foreign
				Share based	currency		Non-
	Share	Share	Accumulated	payment	translation		controlling	Total equity
	capital	premium	deficit	reserve	reserve	Total	interest	(deficit)
Balance as at April 1, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)
Total comprehensive income (loss) for the period
Profit/ (Loss) for the period	—	—	(485,837)	—	—	(485,837)	370	(485,467)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	109,557	109,557	19	109,576
Defined benefit plan actuarial gains (losses), net of tax	—	—	(33,635)	—	—	(33,635)	(5)	(33,640)

Total other comprehensive income (loss)	—	—	(33,635)	—	109,557	75,922	14	75,936

Total comprehensive income (loss) for the period	—	—	(519,472)	—	109,557	(409,915)	384	(409,531)

Transactions with owners, recorded directly in equity Contributions by owners
Share-based payment	—	—	—	307,060	—	307,060	—	307,060
Issue of ordinary shares on exercise of share options	411	3,805,929	—	(2,656,869)	—	1,149,471	—	1,149,471
Convertible and redeemable preference shares convereted to ordinary shares at initial public offering	6,162	41,179,783	—	—	—	41,185,945	—	41,185,945
Issue of ordinary shares through initial public offering, net of issuance costs	2,077	54,039,405	—	—	—	54,041,482	—	54,041,482

Total contributions by owners	8,650	99,025,117	—	(2,349,809)	—	96,683,958	—	96,683,958

Balance as at September 30, 2010	17,417	110,381,639	(43,029,888)	4,712,101	(762,661)	71,318,608	4,774	71,323,382

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the six months ended
	September 30
	2009	2010
	(in USD)
Profit/(loss) for the period	(5,566,623)	(485,467)
Adjustments for Non Cash Items	7,484,316	3,285,872
Change in working captial	2,563,166	(4,775,488)

Net cash from (used in) operating activities	4,480,859	(1,975,083)

Net cash from (used in) investing activities	5,269,350	(525,457)

Net cash from (used in) financing activities	(66,029)	54,207,299

Increase (Decrease) in cash and cash equivalents	9,684,180	51,706,759
Cash and cash equivalents at beginning of the period	(2,442,385)	5,345,460
Effect of exchange rate fluctuations on cash held	(435,323)	(71,756)

Cash and cash equivalents at end of the period	6,806,472	56,980,463

MAKEMYTRIP LIMITED
RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended September 30
	Air ticketing		Hotels and packages		Others		Total
	2009	2010	2009	2010	2009	2010	2009	2010
Revenue	7,338,839	10,280,659	9,383,824	13,020,721	241,783	527,069	16,964,446	23,828,449

Less:
Service cost	12,023	—	7,856,997	10,960,564	—	—	7,869,020	10,960,564

Revenue less service cost	7,326,816	10,280,659	1,526,827	2,060,157	241,783	527,069	9,095,426	12,867,885

	Six months ended September 30
	Air ticketing		Hotels and packages		Others		Total
	2009	2010	2009	2010	2009	2010	2009	2010
Revenue	15,155,500	20,270,185	23,941,950	36,243,065	494,008	1,037,982	39,591,458	57,551,232

Less:
Service cost	771,503	—	20,217,398	30,824,182	—	—	20,988,901	30,824,182

Revenue less service cost	14,383,997	20,270,185	3,724,552	5,418,883	494,008	1,037,982	18,602,557	26,727,050

	For the three months ended		For the six months ended
Reconciliation of Adjusted Operating Profit (Loss)	September 30		September 30
(Unaudited)	2009	2010	2009	2010
	(in USD)
Result from operating activities as per IFRS	178,365	325,249	(5,450,511)	1,584,565
Add: Employee share-based compensation costs	—	154,109	6,606,273	307,060

Adjusted Operating Profit (Loss)	178,365	479,358	1,155,762	1,891,625

	For the three months ended		For the six months ended
Reconciliation of Adjusted Net Income (Loss)	September 30		September 30
(Unaudited)	2009	2010	2009	2010
	(in USD)
Income (Loss) for the period as per IFRS	19,100	(1,795,662)	(5,566,623)	(485,467)
Add: Employee share-based compensation costs	—	154,109	6,606,273	307,060
Add: IPO cost related to listing of existing shares	—	2,086,583	—	2,086,583
Less: Gain on change in fair market value of derivatives	(10,574)	(11,681)	(76,696)	(48,382)
Add: Interest accretion on preference stock	273,606	145,657	542,887	426,291

Adjusted Net Income (Loss)	282,132	579,006	1,505,841	2,286,085

Adjusted Earning (Loss) per share
Basic	0.02	0.02	0.09	0.11
Diluted	0.01	0.02	0.08	0.10

MAKEMYTRIP LIMITED
OPERATING DATA

	For the three months ended		For the six months ended
	September 30		September 30
	2009	2010	2009	2010
	(in thousands, except percentages)
Number of transactions
Air ticketing	460.8	620.9	811.2	1,211.4
Hotels and packages	22.2	31.4	48.3	74.0

Revenue less service cost:
Air ticketing	7,326.8	10,280.7	14,384.0	20,270.2
Hotels and packages	1,526.8	2,060.2	3,724.6	5,418.9
Other revenue	241.8	527.1	494.0	1,038.0

	9,095.4	12,867.9	18,602.6	26,727.1

Gross Bookings
Air ticketing	94,208.8	138,613.3	183,748.2	285,093.2
Hotels and packages	10,598.3	17,374.7	26,711.2	45,538.8

	104,807.1	155,988.0	210,459.4	330,632.0

Net revenue margins
Air ticketing	7.8%	7.4%	7.8%	7.1%
Hotels and packages	14.4%	11.9%	13.9%	11.9%

Combines net revenue margin for air ticketing and hotels and packages	8.4%	7.9%	8.6%	7.8%